October 1, 2024

Trung Pham
Chief Executive Officer
RYSE Inc.
20 Camden St.
Toronto, Ontario
M5V 1V1

       Re: RYSE Inc.
           Offering Statement on Form 1-A
           Post-qualification Amendment No. 2
           Filed September 20, 2024
           File No. 024-11879
Dear Trung Pham:

       We have reviewed your amendment and have the following comment(s).

         Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment to Offering Statement on Form 1-A filed September 20, 2024
Compensation of Directors and Executive Officers, page 29

1. We note your response to comment 2 that a portion of the proceeds of the offering will be paid to your executive officers. If applicable, please revise your "Compensation of
       Directors and Executive Officers" section to briefly describe all proposed compensation to be made in the future pursuant to any ongoing plan or arrangement to the individuals named in this section. Refer to Item 11(d) of Part II of Form 1-A. Consolidated Financial Statements, page F-1

2. Please include interim financial statements for the period ended June 30, 2024 in accordance with Part F/S(c) of Form 1-A. Please similarly update your financial information throughout the filing.
       We will consider qualifying your offering statement at your request. If a participant in
 October 1, 2024
Page 2

your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeff Gordon at 202-551-3866 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact
Eranga Dias at 202-551-8107 or Evan Ewing at 202-551-5920 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing